UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
SCHEDULE 13G
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO.                     )*
Secured Financial Network, Inc.

(Name of Issuer)
Common Stock

(Title of Class of Securities)
81372M101

(CUSIP Number)
November 25, 2006

(Date of Event Which Requires Filing of this Statement)
     Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
     ☐      Rule 13d-1(b)
     ☑      Rule 13d-1(c)
     ☐      Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

1.	NAMES OF REPORTING PERSONS Melanie S. Altholtz Irrevocable Trust

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)*
	(a) ☐
	(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

	Florida

	5.	SOLE VOTING POWER

NUMBER OF		0

SHARES	6.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		6,333,333 (see Item 4)

EACH	7.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8.	SHARED DISPOSITIVE POWER

		6,333,333 (see Item 4)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	6,333,333 (see Item 4)

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	16.38% (see Item 4)

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
*   See Item 2(a), (c).

2

1.	NAMES OF REPORTING PERSONS Adam Altholtz

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)*
	(a) ☐
	(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

	USA

	5.	SOLE VOTING POWER

NUMBER OF		0

SHARES	6.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		6,333,333 (see Item 4)

EACH	7.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8.	SHARED DISPOSITIVE POWER

		6,333,333 (see Item 4)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	6,333,333 (see Item 4)

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	16.38% (see Item 4)

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

3

Item 1(a) Name of Issuer:
     Secured Financial Network, Inc.
Item 1 (b) Address of Issuer’s Principal Executive Offices:
     1180 SW 36th Avenue, Suite 204, Pompano Beach, FL 33069
Item 2(a), (c) Names and Citizenship of Persons Filing:
     The persons filing this report (collectively, the “Reporting Persons”) are:
Melanie S. Altholtz Irrevocable Trust
Adam Altholtz, a United States citizen
     The persons identified above are affiliates; Adam Altholtz is the Trustee of the Melanie S. Altholtz Irrevocable Trust. Accordingly, the Reporting Persons may be deemed to constitute a “group” for the purposes of Section 13(d)(3) of the Securities and Exchange Act of 1934, as amended (the “Act”). However, neither the present filing nor anything contained herein shall be construed as an admission that all or any of the Reporting Persons constitute a “group” for the purposes of Section 13(d)(3) of the Act. Each of the Reporting Persons expressly disclaims beneficial ownership of securities held by any person or entity other than, to the extent of any pecuniary interest therein, the various accounts under such Reporting Person’s direct management and control.
Item 2(b) Address of Principal Business Office or, if none, Residence:
     The address for the Melanie S. Altholtz Irrevocable Trust is:
     9803 Sweetwater Ave, Bradenton, Florida 34202
     The address for Adam Altholtz, Trustee, is:
     9803 Sweetwater Ave, Bradenton, Florida 34202
Item 2(d) Title of Class of Securities:
     Common Stock
Item 2(e) CUSIP Number:
     81372M101

Item 3 If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
     (a)   ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
     (b)   ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
     (c)   ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
     (d)   ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
     (e)   ☐ An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);
     (f)   ☐ An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);
     (g)   ☐ A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);
     (h)   ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
     (i)   ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
     (j)   ☐ Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

     Item 4 Ownership:
     Melanie S. Altholtz Irrevocable Trust
(a)	Amount Beneficially Owned: 6,333,333†

(b)	Percent of Class: 16.38%‡

(c)	Number of shares as to which each person has:
(i)	sole power to vote or to direct the vote: 0

(ii)	shared power to vote or to direct the vote: 6,333,333

(iii)	sole power to dispose or to direct the disposition of: 0

(iv)	shared power to dispose or to direct the disposition of: 6,333,333

†	The Melanie S. Altholtz Irrevocable Trust (the “Trust”) first became obligated to file a Schedule 13G under Regulation D-G on or about November 25, 2006, when it first was considered to be the beneficial owner of 2,000,000 shares of Secured Financial Network, Inc. (“SFNI”) common stock, representing approximately 5.17% of SFNI’s issued and outstanding shares (“SFNI Shares”). Those SFNI Shares were pledged as collateral to secure repayment of the $200,000 September 26, 2006 Secured Convertible Note entered into by and between the Trust and SFNI (the “Convertible Note”). Additionally the payment of principal and accrued interest under the Convertible Note could, on or after November 25, 2006, be converted by the Trust into SFNI Shares in payment of all or a portion of the principal and accrued interest of the Convertible Note. In addition to its right to convert the Convertible Note into SFNI Shares, the Trust purchased additional SFNI shares in a series of private transactions, on or about the following dates:

	Number of SFNI	Total SFNI Shares	Total Percentage
Date	Shares Purchased	Beneficially Owned	Beneficial Ownership
March 1, 2007	333,333	2,333,333	6.03%
April 5, 2007	1,000,000	3,333,333	8.62%
November 2, 2007	2,000,000	5,333,333	13.79%
Notwithstanding the payment and conversion provisions under the Convertible Note, the Trust and SFNI nevertheless agreed that SFNI could satisfy all of its obligations under the Convertible Note by issuing 3,000,000 SFNI Shares to the Trust. After the issuance of the 3,000,000 SFNI Shares to the Trust on or about April 8, 2008, the Trust owned a total of 6,333,333 SFNI Shares, representing 16.38% of the issued and outstanding SFNI Shares.
Adam Altholtz, the trustee of the Trust was unaware that the Trust’s deemed beneficial ownership of the shares in SFNI had triggered reporting obligations under Regulation D-G in 2006, believing them to be triggered in conjunction with the actual conversion of the Convertible Note in the first quarter of 2008. On the actual conversion of the Convertible Note, Mr. Altholtz immediately sought professional advice to comply with Regulation D-G.

‡	Based on an aggregate of 38,675,247 shares of common stock outstanding as of December 31, 2007, as reported in SFNI’s Form 10KSB filed on April 15, 2008.

     Adam Altholtz§
(a)	Amount of Beneficially Owned: 6,333,333†

(b)	Percent of Class: 16.38%‡

(c)	Number of shares as to which each person has:
(i)	sole power to vote or to direct the vote: 0

(ii)	shared power to vote or to direct the vote: 6,333,333

(iii)	sole power to dispose or to direct the disposition of: 0

(iv)	shared power to dispose or to direct the disposition of: 6,333,333
Item 5 Ownership of 5% or Less of a Class:
     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐ .
Item 6 Ownership of More than 5% on Behalf of Another Person:
     Not applicable.
Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:
     Not Applicable.
Item 8 Identification and Classification of Members of the Group:
     See Exhibit 1, Joint Filing Agreement
Item 9 Notice of Dissolution of Group:
     Not Applicable.
Item 10 Certification:
     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of

§	Shares reported for Adam Altholtz include shares beneficially owned by the Trust for which Adam Altholtz is the trustee and which Adam Altholtz may be deemed to control. Adam Altholtz disclaims beneficial ownership of the shares reported herein as beneficially owned by him except to the extent of his pecuniary interest therein.

changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
Exhibits:
Exhibit 1: Joint Filing Agreement

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Melanie S. Altholtz Irrevocable Trust

June 27, 2008	By:	/s/ Adam Altholtz
Adam Altholtz, Trustee

/s/ Adam Altholtz
Adam Altholtz

EXHIBIT INDEX

Exhibit
Number	Description
1	Joint Filing Agreement